SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of June 2015

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG completes in record 9 days true fast-track depth imaging of 1700 sq km of marine data

Paris, France – June 2, 2015

CGG announced today that it has completed in record time the fast-track results for a 1,748-square-kilometer BroadSeis 3D marine acquisition and depth imaging project for one of the world’s largest international oil companies. Just 9 days after the last shot point, CGG delivered pre-stack depth migration (PSDM) volumes using Kirchhoff and Reverse Time Migration (RTM).

The fast-track BroadSeis volume was successfully processed through deghosting, 3D demultiple, tomography, salt model building and PSDM. This achievement would not have been possible without CGG’s talented offshore and onshore technical staff, its petaflop computing facility and innovative processing and imaging technology.

Jean-Georges Malcor, CGG CEO, said: “This impressive accomplishment is the result of CGG’s continuous efforts to meet and exceed our clients’ expectations for fast delivery of best-in-class imaging products to accelerate decision-making on their prospects. We are able to achieve this through seamless management of offshore and onshore processing capabilities to deliver the very best product.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs over 8,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications	Investor Relations

Christophe Barnini	Catherine Leveau
Tel: + 33 1 64 47 38 11	Tel: +33 1 64 47 34 89
E-Mail: : invrelparis@cgg.com	E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 2nd, 2015	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO